SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                              E COM VENTURES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   26830k 20 5
                                 (CUSIP Number)

                           Geoffrey Etherington, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0237
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                  June 10, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).




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CUSIP No. 26830k 20 5             Schedule 13D                      Page 2 of 5


1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [ ]

3. SEC Use Only

4. Source of Funds

PF

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
2(d) or 2(e)                                                                 [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   266,990
Shares
Beneficially
Owned By                   8.        Shared Voting Power                    None
Each
Reporting
Person With                9.        Sole Dispositive Power              266,990


                           10.       Shared Dispositive Power               None


11. Aggregate Amount Beneficially Owned by Each Reporting Person

266,990

12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions)                                                                [ ]

13. Percent of Class Represented by Amount in Row (11)

10.78%

14.  Type of Reporting Person

IN



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CUSIP No. 26830k 20 5             Schedule 13D                       Page 3 of 4

Item 1.  Security and Issuer

This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer. The Issuer's principal executive offices are located at 11701 NW 101st Road, Miami, FL 33178.

Item 2.  Identity and Background

This statement is being filed by Glenn H. Nussdorf, an individual, residing at 14 E. 81st Street, New York, NY 10028.

Mr. Nussdorf's principal occupation is as Chairman and Chief Executive Officer of Quality King Distributors, Inc., 2060 Ninth Avenue, Ronkonkoma, NY 11779.

Mr. Nussdorf has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Nussdorf is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The common stock owned by Mr. Nussdorf was purchased with personal funds.

Item 4.  Purpose of Transaction

Mr. Nussdorf may, depending on market conditions, acquire additional securities of the Issuer or dispose of securities of the Issuer.

Mr. Nussdorf does not have current plans or proposals to change the present board of directors or management of the Issuer or any of its subsidiaries. He may however in the future seek to serve on the board of directors of the Issuer or designate nominees for election to the board.

Item 5.  Interest in Securities of the Issuer

Item 5(a). The aggregate percentage of shares of common stock reported owned by Mr. Nussdorf is based upon 2,475,959 shares outstanding, which is the total number of shares of common stock outstanding as reported in the Issuer's Form 10-K/A dated May 30, 2003.

Item 5(b). As of the close of business on June 18, 2003, Mr. Nussdorf beneficially owned 266,990 shares of common stock, constituting approximately 10.78% of the shares outstanding. Mr. Nussdorf has sole voting and dispositive power with respect to all of the shares beneficially owned by him.

Item 5(c). Mr. Nussdorf effected the following transactions in Issuer's common stock during the past 60 days:

Date                   # of Shares    Price per share     Nature of Transaction
----                   -----------    ---------------     ---------------------

June 10, 2003            180,700          6.00             Open market purchase
June 10, 2003                200          5.98             Open market sale
June 10, 2003                100          5.99             Open market sale
June 10, 2003                200          6.10             Open market sale
June 10, 2003                100          5.95             Open market sale
June 12, 2003              3,200          6.39             Open market purchase
June 12, 2003              3,200          6.40             Open market purchase
June 12, 2003                100          6.10             Open market purchase
June 12, 2003             45,700          6.50             Open market purchase
June 12, 2003                200          6.48             Open market purchase
June 12, 2003              6,600          6.49             Open market purchase
June 12, 2003                300          6.25             Open market purchase
June 12, 2003              1,550          6.19             Open market purchase
June 13, 2003              2,800          6.15             Open market purchase
June 13, 2003             23,240          6.373            Open market purchase

            Total        266,990

Item 5(d).  Not applicable.

Item 5(e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None


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CUSIP No. 26830k 20 5             Schedule 13D                      Page 4 of 5

Item 7.  Material to be filed as Exhibits

Not applicable





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CUSIP No. 26830k 20 5             Schedule 13D                      Page 5 of 5


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 19, 2003

                                                     /s/ Glenn H. Nussdorf
                                                     ---------------------------
                                                     Glenn H. Nussdorf